



06011577

Rueil march 02, 2006

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

RECEIVED
2006 MAR 13 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- VINCI Energies completes the restructuring of TMS ;
- EUROVIA (VINCI Group) consolidates its industrial positions in Canada ;
- 2005 annual financial statements.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com



Paris, 22 February 2006

Press release

VINCI Energies completes the restructuring of TMS

As part of the restructuring of TMS, which specialises in the design and installation of automotive body assembly lines and handling systems, VINCI Energies has just sold the remaining activities in Austria, Germany and the Czech Republic of its subsidiary based in Linz to the Canadian VALIANT Group. From North America, the latter is expanding activities that offer major industrial synergies with the activities of TMS Linz.

The divestment constitutes the last stage of the TMS Group restructuring process undertaken in 2004, which has resulted in the sale to their respective managements of TMS Automation, TMS South Africa and TMS Aritex (Spain). TMS activities in France, for their part, were integrated within Actemium, the brand that brings together all VINCI Energies electrical and mechanical engineering and PLC activities for the industrial sector.

VINCI Energies is market leader in France and a major player in Europe in energy and information technology; in 2005 it generated net sales of €3.5 billion, of which over 30 % outside France. VINCI Energies employs 27,000 people in a network of 700 business units located in over 20 countries.

Press contact: Virginie Christnacht
Tel.: +33 (0)1 47 16 39 56
Fax: +33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com

This press release is available in French and English on the VINCI website: www.vinci.com



Paris, 23 February 2006

Press Release

Eurovia (VINCI Group) consolidates its industrial positions in Canada

Eurovia, via its subsidiary DJL, has just acquired the operating assets of the Canadian Les Constructions et Pavages Continental Inc. company, based in the Mauricie region half way between Montreal and Quebec. These assets are made up of two coating plants, a crushing plant and a dozen quarries and sand pits representing 45 million tonnes of materials, a 90-year reserve at the current rate of production.

This acquisition, which generates annual net sales of some €18 million, enables Eurovia to extend its industrial and commercial business activity to an expanding region where it had not previously operated.

Eurovia, via its subsidiary DJL, generates €110 million in road infrastructure construction and maintenance in Canada.

Eurovia, a VINCI Group subsidiary, is a world leader in roadworks. Operating in 16 countries through 330 works entities and 800 industrial production sites and with a workforce of 37,000, Eurovia generated net sales of €6.5 billion in 2005.

Press contact: Virginie Christnacht
Tel.: +33 (0)1 47 16 39 56
Fax.: +33 (0)1 47 16 33 88
e-mail: vchristnacht@vinci.com

Ce communiqué est disponible en français et en anglais
sur le site web de VINCI : www.vinci.com



Rueil Malmaison, 28 February 2006

Press release

2005 ANNUAL FINANCIAL STATEMENTS

- **A very good year:**
  - **Revenue: €21.5 billion (+10.4%)**
  - **Operating profit from ordinary activities[1]: €1,568 million (+20.6%)**
  - **Cash flow from operations: €2,150 million (+6.5%)**
  - **Net profit: €871 million (+19.1%)**
- **Dividend: €2[2] per share (+14%)**
- **Order book at very high level (€15.8 billion), up 14% over 12 months**
- **Good outlook for 2006**

VINCI's Board of Directors, chaired by Antoine Zacharias, met on 28 February 2006 to approve the 2005 financial statements presented for the first time under the IFRSs[3]. These statements will be submitted to the next Shareholders Meeting. The board also examined the outlook for business in 2006.

Increased revenue generated in France and internationally

VINCI's consolidated 2005 revenue from both French and international business amounted to €21.5 billion, up 10.4% compared with 2004 (€19.5 billion). Sales were brisk in all the Group's business lines, with roads and construction posting the strongest revenue growth, particularly in France and Central Europe.

The upward trend is due principally to organic growth, with only 2% being attributable to changes in scope and exchange rate fluctuations. The new companies acquired generated additional revenue of €380 million, which was partially offset by the €105 million revenue from divested companies.

In France, revenue rose 9.7% to €13.3 billion (+8.5% on a comparable basis).

Outside France, it rose 11.5% to €8.25 billion (+8.5% on a comparable basis), and represented 38% of total revenue.

---

[1] Operating profit before share-based payment expense (IFRS 2), goodwill impairment expense and, if applicable, non-recurring items

[2] Of which €0.70 paid as interim dividend on 20 December 2005

[3] For the purposes of comparison, the 2004 financial statements have been restated in accordance with these rules

Revenue by business line

(in millions of euros)	2005	2004	*2005/2004 change*	
			actual	*constant consolidation scope and exchange rates*
Concessions and services	2,055	1,943	*+5.8%*	*+3%*
Energy	3,508	3,338	*+5.1%*	*+3.8%*
Roads	6,457	5,755	*+12.2%*	*+9.1%*
Construction	9,399	8,284	*+13.5%*	*+12.3%*
Miscellaneous and eliminations	124	200	*ns*	*ns*
Total	**21,543**	**19,520**	***+10.4%***	***+8.5%***

ASF, in which VINCI had a 23% interest at 31 December 2005, is accounted for using the equity method. Consequently, its 2005 revenue of €2.5 billion is not included in VINCI's consolidated revenue for the year.

Results

Net profit attributable to equity holders of the parent company amounted to €871 million, up 19.1% over the previous year (€732 million).

This performance is all the more remarkable given that the 2004 net profit included non-recurring income of €62 million in respect of an equity swap relating to ASF shares.

Net profit by business line

(in millions of euros)	2005	2004	*Change*
Concessions and services *(*)*	336	233	*+44.6%*
Energy	106	95	*+11%*
Roads	159	139	*+14.2%*
Construction	323	248	*+30.1%*
Property and holding companies	(53)	17	*ns*
Total	**871**	**732**	***+19.1%***

(*) VINCI Concessions' contribution in 2005 includes the full-year impact of accounting for ASF by the equity method, representing a net amount of €77 million after goodwill amortisation (€35 million in 2004).

All the Group's business lines increased their contribution to net profit, reflecting an improvement in their operating performance.

Operating profit from ordinary activities amounted to €1,568 million, up 21% over the preceding year (€1,300 million). It represented 7.3% of revenue, compared with 6.7% in 2004.

After share-based payment expense (IFRS 2) and goodwill impairment expense totalling €84 million, *operating profit* amounted to €1,484 million in 2005, i.e. 6.9% of revenue, representing an increase of 22.9% compared with 2004.

Operating profit from ordinary activities by business line / operating profit

(in millions of euros)	**2005**	*% revenue*	**2004**	*% revenue*	***2005/2005 change***
Concessions and services	633	*30.8%*	580	*29.8%*	*+9.1%*
Energy	178	*5.1%*	164	*4.9%*	*+8.5%*
Roads	235	*3.6%*	218	*3.8%*	*+8.2%*
Construction	460	*4.9%*	323	*3.9%*	*+42.5%*
Holding companies and miscellaneous	62		15		
Operating profit from ordinary activities	**1,568**	***7.3%***	**1,300**	***6.7%***	***+20.6%***
Share-based payment expense, goodwill impairment expense, non-recurring items	(84)		(92)		
Operating profit	**1,484**	***6.9%***	**1,208**	***6.2%***	***+22.9%***

Growth in cash flow, increase in investments and strengthening of equity

Cash flow[4] amounted to €2.15 billion in 2005, up 6.5% over that of 2004, which included an inflow of €96 million related to the unwinding of the equity swap relating to ASF shares. Excluding this non-recurring item, the increase was 12%. The improvement in cash flow is attributable mainly to VINCI Construction and VINCI Concessions.

Net investments in operating assets accompanied the growth in revenue, particularly in construction and roads. They amounted to €604 million in 2005, up €128 million compared with 2004.

Investments in concession fixed assets amounted to €811 million, up €243 million (+43%), due principally to increased investment by Cofiroute (€735 million in 2005 against €454 million in 2004) following the signature of the amendment to the concession contract with the French Government in June 2004.

The early conversion of the 2001-2007 and 2002-2018 Oceane convertible bonds generated an increase in equity of €1.1 billion, accompanied by a repayment of the loans for the same amount.

Stronger balance sheet

As a result, the balance sheet was strengthened in 2005 with total equity up from €3.6 billion to €5.3 billion, giving a debt/equity ratio of 30% (67% in 2004).
Consolidated net financial debt amounted to €1.6 billion at 31 December 2005, an improvement of €854 million compared with the previous year. This was achieved despite the increase in Concession subsidiaries' debt (excluding holding companies) from €3.3 billion to €3.8 billion. The other business lines showed a net cash surplus of €2.8 billion, representing an improvement of almost €200 million compared with 2004. The holding companies reduced their debt by over €1.2 billion, due essentially to the conversion of Oceane bonds.

Parent company results

Parent company net profit amounted to €716 million in 2005, as against €330 million in 2004.

[4] Before tax, cost of financing, changes in WCR and current provisions

Dividend

The Board of Directors has decided to propose a 14% increase in dividend to the Shareholders Meeting, i.e. to €2.00 per share, representing a 44% distribution rate (against 40% in 2004).

Outlook for 2006

VINCI Construction's, Eurovia's and VINCI Energies' order books amounted to a total of €15.8 billion at 31 December 2005, up more than 14% over a year. This represents 10 months of average business activity for the business lines concerned (construction, roads and energy).

On this basis, and together with the revenue from VINCI Concessions' recurring business (motorways, car parks and infrastructures) and, soon, that of ASF, VINCI has excellent visibility regarding the outlook for 2006.

The Chairman, Antoine Zacharias, pointed out that, taking into account the volume and quality of the order book, as well as the vitality of the Group's business lines, 2006 should see further growth in revenue and profit.

Shareholders Meeting and payment of the final dividend

Due to the legal and financial operations to be carried out in order to finalise the acquisition of ASF (purchase of the French Government's holding, standing market offer, possibly followed by a compulsory buyout offer), the Board of Directors decided to postpone the Shareholders Meeting from 4 May 2006. It will now take place on 16 May (on second notice) at Carrousel du Louvre in Paris at 11 a.m.

The Board of Directors set 18 May as the date of payment of the final dividend of €1.30 per share following payment of the interim dividend of €0.70 in December.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56 / Fax:: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

Investors' Contact: Véronique Gilliéron
Tel: +33 1 47 16 45 39
Email: vgillieron@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

2005 FINANCIAL ACCOUNTS
(in millions of euros)

	2005	2004	*Change 05/04*
Revenue	**21 543**	**19 520**	***+ 10,4%***
of which France	*13 292*	*12 118*	*+ 9,7%*
of which outside France	*8 251*	*7 403*	*+ 11,5%*
Operating profit from ordinary activities	**1 567,6**	**1 300,1**	***+ 20,6%***
as % of net sales	***7,3%***	***6,7%***	
Operating profit	**1 484,3**	**1 208,2**	***+ 22,9%***
as % of net sales	***6,9%***	***6,2%***	
Net profit (Group share)	**871,2**	**731,6**	***+ 19,1%***
Earnings per share	**5,08 €**	**4,56 €**	***+ 11,4%***
Cash flow from operations (*)	**2 150**	**2 018**	***+131***
Net investments in operating assets	604	476	*+128*
Investments in concessions	811	568	*+243*
Total equity, incl. minority interest	5 319	3 615	*+1 704*
Net debt, of which	**(1 579)**	**(2 433)**	***+854***
construction, roads, energy	*2 760*	*2 572*	*+188*
concessions	*(3 638)*	*(3 150)*	*(488)*
holding companies and others	*(701)*	*(1 855)*	*+1 154*

(*) before tax and financing costs and changes in WCR and current provisions